UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2014

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On October 28, 2014, Kadant Inc. (the "Company") will hold a webcast and conference call to discuss its financial results for the fiscal quarter ended September 27, 2014. A copy of the slides that will be presented on the webcast and discussed in the conference call is being furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit

The following exhibit relating to Item 7.01 shall be deemed to be furnished and not filed.

Exhibit No.	Description of Exhibit
99	Slides to be presented by the Company on October 28, 2014.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: October 28, 2014	By	/s/ Thomas M. O'Brien
		Thomas M. O'Brien
		Executive Vice President and Chief Financial Officer

Third Quarter 2014 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

KADANT
AN ACCENT ON INNOVATION

Forward-Looking Statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended June 28, 2014. These include risks and uncertainties relating to our dependence on process industries; significance of sales and operation of manufacturing facilities in China; oriented strand board market and levels of residential construction activity; commodity and component price increases or shortages; dependence on certain suppliers; international sales and operations; our acquisition strategy; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; reliance on third-party research; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted operating income, adjusted net income, adjusted diluted EPS, and adjusted earnings before interest, taxes, depreciation, and amortization.

A reconciliation of those numbers to the most directly comparable U.S. GAAP financial measures is shown in our 2014 third quarter earnings press release issued October 27, 2014, which is available in the Investors section of our website at www.kadant.com under the heading Recent News.

KADANT
AN ACCENT ON INNOVATION

Jonathan W. Painter

President & CEO

BUSINESS REVIEW



KĀDANT
AN ACCENT ON INNOVATION

Q3 2014 Financial Highlights

($ Millions, except per share amounts)	Q3 2014	Q3 2013	% CHANGE
Revenue	$98.7	$91.3	8.1%
Gross Margin	44.7%	43.9%	n.m.
Net Income[1]	$6.7	$6.5	2.9%
Adjusted EBITDA[1]	$13.4	$12.3	9.1%
Diluted EPS[1]	$0.60	$0.57	5.3%
Adjusted Diluted EPS[1]	$0.63	$0.57	10.5%
Bookings	$100.5	$81.6	23.1%
Backlog	$127.7	$98.5	29.6%
Cash Flow	$15.2	$12.6	20.5%

Percent change calculated using actual numbers reported in our Q3 2014 earnings release dated October 27, 2014.

[1] From continuing operations.

KADANT
AN ACCENT ON INNOVATION

Bookings and Revenues


US$ (millions)
$120
$100
$80
$60
$40
$20
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues

KADANT
AN ACCENT ON INNOVATION

Parts and Consumables Bookings and Revenues


US$ (millions)
$70
$60
$50
$40
$30
$20
$10
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues



REGIONAL PERFORMANCE

KADANT
AN ACCENT ON INNOVATION

North America Bookings and Revenues


US$ (millions)
$80
$70
$60
$50
$40
$30
$20
$10
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues

KADANT
AN ACCENT ON INNOVATION

Europe Bookings and Revenues



US$ (millions)
$30
$25
$20
$15
$10
$5
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues

KADANT
AN ACCENT ON INNOVATION

China Bookings and Revenues



US$ (millions)
$40
$35
$30
$25
$20
$15
$10
$5
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues

KADANT
AN ACCENT ON INNOVATION

South America Bookings and Revenues


US$ (millions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Bookings
Revenues

Guidance for Continuing Operations

- Q4 2014 GAAP diluted EPS of $0.72 to $0.74
- Q4 2014 revenues of $104 to $106 million

- FY 2014 GAAP diluted EPS of $2.47 to $2.49
- FY 2014 revenues of $401 to $403 million



Thomas M. O'Brien

Executive Vice President & Chief Financial Officer

FINANCIAL REVIEW

KĀDANT
AN ACCENT ON INNOVATION

Quarterly Gross Margins


50%
48%
46%
44%
42%
40%
38%
36%
44.0%
45.1%
44.1%
42.4%
47.6%
45.7%
42.7%
38.6%
45.6%
43.7%
43.4%
43.0%
47.3%
48.6%
43.9%
43.9%
45.2%
43.0%
44.7%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

KADANT
AN ACCENT ON INNOVATION

Quarterly SG&A



SG&A
SG&A as a % of Revenues
$40
$30
$20
$10
$0
45%
40%
35%
30%
25%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

3Q13 to 3Q14 Diluted EPS from Continuing Operations


$1.00
$0.75
$0.50
$0.25
$0.00
$0.57
$0.06
$0.14
$0.01
($0.10)
($0.03)
($0.03)
($0.02)
$0.60
3Q13
Gross Margin
Acquisitions
Change in Shares
Operating Expenses
Volume
Restructuring Costs
Tax Provision
3Q14

KADANT
AN ACCENT ON INNOVATION

Cash Flow

($ Millions)	3Q14	3Q13
Income from Continuing Operations	$6.7	$6.5
Depreciation and Amortization	2.7	2.3
Stock-Based Compensation	1.4	1.2
Other Items	0.2	0.1
Change in Current Assets & Liabilities (excl. acquisitions)	4.2	2.5
Cash Provided by Continuing Operations	**$15.2**	**$12.6**

KADANT
AN ACCENT ON INNOVATION

Key Working Capital Metrics

	3Q14	2Q14	3Q13
Days in Receivables	66	61	64
Days in Inventory	97	92	92
Days in Payables	46	44	46



Days in Inventory
Days in Receivables
Days in Payables
120
100
80
60
40
20
92
92
97
64
61
66
46
44
46
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Working Capital and Cash Conversion Days

	3Q14	2Q14	3Q13
Working Capital % LTM Revenues*	14.0%	15.7%	14.4%
Cash Conversion Days**	117 days	109 days	110 days

*Working Capital is defined as current assets less current liabilities, excluding cash, debt, and the discontinued operation.
** Based on days in receivables plus days in inventory less days in accounts payable.


Cash Conversion Days
Working Capital % LTM Revenues *
% of Revenue
20%
15%
10%
5%
0%
Days
200
150
100
50
0
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Cash and Debt

($ Millions)	3Q14	2Q14	3Q13
Cash, cash equivalents, and restricted cash	$41.7	$37.7	$73.2
Debt	(23.0)	(28.2)	(14.5)
Net Cash	**$18.7**	**$9.5**	**$58.7**



$60
$50
$40
$30
$20
$10
$0
$20.5
$24.2
$26.6
$39.1
$40.0
$28.6
$30.7
$35.4
$30.9
$30.1
$41.5
$47.7
$51.8
$48.5
$58.7
$11.6
$14.3
$9.5
$18.7
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

KADANT AN ACCENT ON INNOVATION

Leverage Ratio


Debt/EBITDA *
2.00
1.50
1.00
0.50
0.00
0.22
0.42
0.32
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

* Calculated by adding or subtracting certain items, as required by our Credit Facility, from Adjusted EBITDA. Under our new Credit Facility entered into on August 3, 2012 total debt is defined as debt less domestic cash of up to $25 million. For periods prior to 3Q12, total debt was not reduced for domestic cash.

Questions & Answers

To ask a question, please call **877-703-6107** within the U.S. or +1-857-244-7306 outside the U.S. and reference 83375884.

Please mute the audio on your computer.

KADANT
AN ACCENT ON INNOVATION

Q3 2014 Key Take-Aways

- Solid quarter with excellent cash flow and gross margin
- Parts and consumables revenues set a new record and represented 64% of total revenues
- Strong business activity in North America, less so overseas
- 2014 expected to be a record-setting year for bookings, revenue, adjusted EBITDA, and adjusted EPS

KADANT
AN ACCENT ON INNOVATION

Third Quarter 2014 Business Review

Jonathan W. Painter, President & CEO
Thomas M. O'Brien, Executive Vice President & CFO

KADANT
AN ACCENT ON INNOVATION